UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Primero Mining Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

74164W106

(CUSIP Number)

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, Illinois 60602

312-269-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74164W106	Page 2 of 5

1.	Name of Reporting Persons Goldcorp Inc.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 31,151,200
	8.	Shared Voting Power – 0
	9.	Sole Dispositive Power – 31,151,200
	10.	Shared Dispositive Power – 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,151,200
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 115,684,578 Common Shares outstanding as of September 30, 2013, as set forth in the Issuer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2013, that was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to the Issuer’s Report of Foreign Private Issuer on Form 6-K on November 6, 2013.

SCHEDULE 13D

CUSIP No. 74164W106	Page 3 of 5

Explanatory Note: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Shares, no par value per share (the “Common Shares”), of Primero Mining Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), which has its principal executive office at Suite 1640, One Bentall Centre, 505 Burrard Street, Box 24, Vancouver, British Columbia, Canada. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Person with respect to the Issuer on February 15, 2013 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Person, there were 115,684,578 Common Shares outstanding as of September 30, 2013, as set forth in the Issuer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2013, that was filed with the SEC as an exhibit to the Issuer’s Report of Foreign Private Issuer on Form 6-K on November 6, 2013.

The Reporting Person beneficially owns in the aggregate 31,151,200 Common Shares, or 26.9% of the issued and outstanding Common Shares. The Reporting Person has sole voting and dispositive power over all of such Common Shares.

To the knowledge of the Reporting Person, none of the persons named in Annex A beneficially own any Common Shares.

(c) During the last 60 days, no transactions in the Common Shares were completed by the Reporting Person.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer has announced a proposed transaction (the “Proposed Transaction”) to acquire all of the issued and outstanding shares of Brigus Gold Corp. (“Brigus”) pursuant to a plan of arrangement under the Canada Business Corporations Act. As part of the Proposed Transaction, Brigus will also transfer all of its non-Ontario exploration assets and all associated liabilities to a newly incorporated corporation (“SpinCo”), in which all of Brigus’ shareholders will participate. The details of the Proposed Transaction will be set forth in an arrangement agreement (the “Arrangement Agreement”) to be entered into among Primero, Brigus and SpinCo. In connection with the Proposed Transaction, the Reporting Person and the Issuer have entered into a Voting and Support Agreement, dated December 15, 2013 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Person has agreed (a) to vote all of the Common Shares owned by the Reporting Person (or other securities for which such Common Shares may have been changed to prior to the effective time (the “Effective Time”) of the Arrangement Agreement) for the adoption of the Arrangement Agreement and (b) not to vote in favor of any other acquisition proposal. The Reporting Person has not received any monetary consideration as a result of entering into the Voting Agreement and has not purchased any securities of the Issuer in connection with the transactions described herein.

SCHEDULE 13D

CUSIP No. 74164W106	Page 4 of 5

The foregoing descriptions of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 1, and which is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1 Voting and Support Agreement dated December 15, 2013 by and between Goldcorp Inc. Primero Mining Corp.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 18, 2013

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 74164W106	Page 5 of 5

ANNEX A

Certain Information Regarding Directors and Executive Officers of Goldcorp Inc.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment and the principal business and address where such occupation or employment is conducted, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is Suite 3400-666 Burrard St., Vancouver, British Columbia, V6C 2X8 Canada and the citizenship of each person is Canada.

Directors

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)
John Bell	Director - Goldcorp Inc.
Beverley Anne Briscoe	President - Briscoe Management Limited (835 Granville Street, Vancouver, BC V6Z 1K7)
Peter Dey	Chairman of Paradigm Capital Inc. - (#2101 - 95 Wellington Street West, Toronto, ON M5J 2N7)
Doug Holtby	Vice-Chairman of the Board and Lead Director - Goldcorp; President and Chief Executive Officer - Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation (7230 Arbutus Road, West Vancouver, BC V7W 2L5)
Charles Jeannes	President and Chief Executive Officer - Goldcorp Inc.; U.S. citizen
Randy Reifel	President - Chesapeake Gold Corp. (1512 Yew Street, Suite 201, Vancouver, Canada V6K 3E4)
Dan Rovig	Director - Goldcorp Inc. (5190 Neil Road, Suite 310, Reno, Nevada 89502, USA); U.S. citizen
Ian Telfer	Chairman of the Board - Goldcorp Inc.
Kenneth Williamson	Director - Goldcorp Inc.
Blanca Trevińo de Vega	President and Chief Executive Officer - Softtek (Blvd. Diaz Ordaz km 333, Plaza Leona Seccion IV, Garza Garcia, Nuevo Leon, Mexico, C.P. 66210); Mexican citizen
Executive Officers
Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)
Russell Ball	Executive Vice President, Capital Management - Goldcorp Inc.; U.S. citizen
George Burns	Executive Vice President and Chief Operating Officer - Goldcorp Inc.; Canadian and U.S. citizen
Lindsay Hall	Executive Vice President and Chief Financial Officer - Goldcorp Inc.
Timo Jauristo	Executive Vice President, Corporate Development - Goldcorp Inc.; Canadian and Australian citizen
Charles Jeannes	President and Chief Executive Officer - Goldcorp Inc.; U.S. citizen
Charlene Ripley	Executive Vice President, General Counsel - Goldcorp Inc.